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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Hoffman                             Mark                   S.
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   (Last)                            (First)              (Middle)

   c/o Palisade Capital Management, Inc.
   One Bridge Plaza, Suite 695
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                                    (Street)

   Fort Lee                        New Jersey               07024
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Opticare Health Systems, Inc. (OPT)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     12/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                            5.             6.
                                                            4.                              Amount of      Owner-
                                                            Securities Acquired (A) or      Securities     ship
                                  2A.          3.           Disposed of (D)                 Beneficially   Form:       7.
                       2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct      Nature of
                       Trans-     Execution    Code         ------------------------------- at the End     (D) or      Indirect
1.                     action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect    Beneficial
Title of Security      Date       any          ------------                 or              Fiscal Year    (I)         Ownership
(Instr. 3)            (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4)   (Instr.4)
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
                                                                                                                       Mr. Hoffman
                                                                                                                       is a
                                                                                                                       Member of
                                                                                                                       Palisade
                                                                                                                       Concentrated
                                                                                                                       Holdings,
                                                                                                                       LLC, the
                                                                                                                       General
                                                                                                                       Partner of
                                                                                                                       Palisade
                                                                                                                       Concentrated
                                                                                                                       Equity
                                                                                                                       Partnership,
                                                                                                                       LP, the
COMMON STOCK,                                                                                                          direct
par value $0.001       12/26/2002               X               17,375,000  A      $0.14    19,375,000     I           owner of
                                                                                                                       the shares
                                                                                                                       of Common
                                                                                                                       Stock.
                                                                                                                       Mr. Hoffman
                                                                                                                       is also
                                                                                                                       a Managing
                                                                                                                       Director of
                                                                                                                       Palisade
                                                                                                                       Capital
                                                                                                                       Management,
                                                                                                                       LLC, the
                                                                                                                       investment
                                                                                                                       advisor to
                                                                                                                       Palisade
                                                                                                                       Concentrated
                                                                                                                       Holdings,
                                                                                                                       LLC.
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

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
            2.                                                                                           of         of
            Conver-                           5.                               7.                        Deriv-     Deriv-  11.
            sion                              Number of                        Title and Amount          ative      ative   Nature
            or                                Derivative     6.                of Underlying     8.      Secur-     Secur-  of
            Exer-            3A.      4.      Securities     Date              Securities        Price   ities      ity:    In-
            cise             Deemed   Trans-  Acquired (A)   Exercisable and   (Instr. 3 and 4)  of      Bene-      Direct  direct
            Price   3.       Execut-  action  or Disposed    Expiration Date   ----------------  Deriv-  ficially   (D) or  Bene-
1.          of      Trans-   ion      Code    of(D)          (Month/Day/Year)          Amount    ative   Owned      In-     ficial
Title of    Deriv-  action   Date if  (Instr. (Instr. 3,     ----------------          or        Secur-  at End     direct  Owner-
Derivative  ative   Date     any      8)      4 and 5)       Date     Expira-          Number    ity     of Year    (I)     ship
Security    Secur-  (mm/dd/  (mm/dd/  ------  ------------   Exer-    tion             of        (Instr. (Instr.    (Instr. (Instr.
(Instr. 3)  ity     yy)      yy)              (A) (D)        cisable  Date     Title   Shares    5)      4)         4)      4)
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
                                                                               Common                                       See
Common                                                                         Stock,                                       Table 1,
Stock       $0.14   12/26/02          X           17,375,000  Immed.  1/25/02  par     17,375,000  N/A   29,205,995*  I     item 7
Warrants                                                                       value                                        above.
                                                                               $0.001
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

Explanation of Responses:

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"), (ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, and (iii) 2,920,599.50 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 29,205,995 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the "Partnership").


   /s/ Mark S. Hoffman                                          3/06/2003
---------------------------------------------            -----------------------
   **Signature of Reporting Person                                 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.